                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)


                             The Wiser Oil Company
                             ---------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                  977284 10 8
                                  -----------
                                 (CUSIP Number)


                                Louis G. Baldwin
                            Executive Vice President
                          and Chief Financial Officer
                           Cross Timbers Oil Company
                         810 Houston Street, Suite 2000
                            Fort Worth, Texas 76102
                                 (817) 870-2800
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 July 19, 2000
                                 -------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

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
     SCHEDULE 13D -  Amendment No. 3
------------------------------------------------------------------------------------------------------------------------------------

     CUSIP No. 977284 10 8
------------------------------------------------------------------------------------------------------------------------------------
     1)   Name of Reporting Person:                                                             Cross Timbers Oil Company
          I.R.S. Identification No. of Above Person:                                            75-2347769
------------------------------------------------------------------------------------------------------------------------------------

     2)   Check the Appropriate Box if a Member of a Group (See Instructions)  a) [ ]  b) [ ]
------------------------------------------------------------------------------------------------------------------------------------

     3)   SEC Use Only
------------------------------------------------------------------------------------------------------------------------------------

     4)   Source of Funds (See Instructions)                                                           Not Applicable
------------------------------------------------------------------------------------------------------------------------------------

     5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
------------------------------------------------------------------------------------------------------------------------------------

     6)   Citizenship or Place of Organization:                                                        Delaware
------------------------------------------------------------------------------------------------------------------------------------

 Number of                                                      7)   Sole Voting Power                 392,600
 Share                                                          8)   Shared Voting Power                 0
 Beneficially                                                   9)   Sole Dispositive Power            392,600
 Owned by                                                      10)   Shared Dispositive Power            0
 Reporting
 Person With
------------------------------------------------------------------------------------------------------------------------------------

    11)   Aggregate Amount Beneficially Owned by Each Reporting Person                                 392,600
------------------------------------------------------------------------------------------------------------------------------------

    12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
------------------------------------------------------------------------------------------------------------------------------------

    13)   Percent of Class Represented by Amount in Row (11)               4.4%
------------------------------------------------------------------------------------------------------------------------------------

    14)   Type of Reporting Person (See Instructions)                      CO
------------------------------------------------------------------------------------------------------------------------------------

Only the information reported for the following Item in this Amendment No. 3 to
Schedule 13D is amended from the initial filing on Schedule 13D dated October 6, 1998 and prior amendments thereto (the initial Schedule 13D, together with all prior amendments, being referred to herein as "the Schedule 13D"). Unless specifically hereby amended, the information in the Schedule 13D remains unchanged. Unless otherwise defined herein, all defined terms used herein have the same meaning as in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer

   Item 5 is hereby amended as follows:

   (a) As of July 24, 2000, Cross Timbers is deemed to beneficially own 392,600 shares of Common Stock, or approximately 4.4% of the Issuer's 8,951,965 shares outstanding at March 31, 2000, as reported in the Issuer's Quarterly Report on Form 10-Q for its quarter ended March 31, 2000. To Cross Timbers' knowledge, none of the persons listed in Schedule I to the Schedule 13D own any Common Stock.

   (c) Cross Timbers sold the following shares of Common Stock in open market transactions:

        Date            Amount of Securities         Price per Share
        ----            --------------------         ---------------
        6/21/00                  59,000                   $3.128
        6/22/00                     300                     3.25
        7/17/00                  16,700                    3.375
        7/19/00                  31,400                    3.375

        To the best of Cross Timbers' knowledge, none of the persons listed in
        Schedule I to the Schedule 13D have effected any Common Stock transactions during the past 60 days.

   (e) On June 21, 2000, Cross Timbers ceased to be the beneficial owner of more than five percent of the Issuer's outstanding shares of Common Stock.

                                   SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                       CROSS TIMBERS OIL COMPANY



Date: July 25, 2000    By: /s/ LOUIS G. BALDWIN
                           ---------------------------------------------
                           Louis G. Baldwin
                           Executive Vice President and Chief Financial Officer